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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of October 2002


                            AETERNA LABORATORIES INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F        Form 40-F  X
                                  -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                 Yes       No  X
                                    -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----

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                                  EXHIBIT INDEX
                                  -------------


Exhibit Description
-------------------

1. Press Release of October 2, 2002 - AEterna signs a new agreement for marketing NeovastatTM in Australia, Canada and Mexico
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                           [AETERNA LABORATOIRES LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

           AETERNA SIGNS A NEW AGREEMENT FOR MARKETING NEOVASTAT (TM)
                         IN AUSTRALIA, CANADA AND MEXICO

      Exclusive rights granted to Mayne Pharma, an Australian multinational

*ALL AMOUNTS ARE IN CANADIAN DOLLARS

QUEBEC CITY, QUEBEC, OCTOBER 2, 2002 - AEterna Laboratories Inc. (TSX: AEL;
NASDAQ: AELA) today announced at the BioContact Quebec 2002 Symposium, that it has signed an agreement with Australian health care products and services company Mayne Group Limited (ASX: MAY.AX), incorporating the former Faulding Pharmaceuticals, for marketing Neovastat(TM) in Australia, New Zealand, Canada and Mexico. This agreement, together with earlier agreements with Medac GmbH of Germany and Grupo Ferrer of Spain for the European and Latin American markets, extends AEterna's coverage for Neovastat(TM) to near 45% of the oncology world market and allows the Company to reach the $50 million mark in milestone payments, in addition to return on manufacturing and royalties generated by sales of Neovastat(TM).

"This new agreement fits perfectly into our multipartnership strategy and represents an additional vote of confidence in our product," declared Gilles Gagnon, AEterna's President and Chief Operating Officer. "This agreement enables us to join forces with a multinational pharmaceutical company with oncology experience in 50 countries."

Neovastat(TM) will complement Mayne Pharma's existing strong product portfolio in the Canadian, Australian and Mexican markets.

"Mayne is attracted to the opportunity this partnership presents as the product has multiple mechanisms of action, an excellent safety profile, and well designed ongoing Phase III studies," stated Michel Charbonneau, President of Mayne Pharma Canada Inc.

ABOUT MAYNE

Mayne, which acquired Faulding Laboratories in 2001, has businesses in pharmaceuticals (the manufacture of oral and injectable pharmaceuticals for distribution to more than 50 countries), health-related consumer products, hospitals, health services (pathology, diagnostic imaging, medical centres, pharmacy services), and logistics (contract logistics, time-critical express and cash logistics). Mayne, which is listed on the Australian Stock Exchange, has a presence in 60 countries and employs approximately 38,000 staff worldwide.

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On August 28, 2002, Mayne announced it was progressing with a separation of its non-health care logistics assets, a process that the company expects to complete by the end of calendar 2002.

ABOUT AETERNA AND NEOVASTAT(TM)

AEterna Laboratories Inc. is a Canadian biopharmaceutical company and one of the world leaders in the development of angiogenesis inhibitors, primarily in oncology.

Its product, Neovastat(TM), is currently undergoing two Phase III clinical trials for treatment of lung and kidney cancer and one Phase II trial for treatment of multiple myeloma, a form of blood cancer. These clinical trials are currently being held in more than 140 clinical institutions in Canada, the U.S. and several European countries.

AEterna also holds 64% of its subsidiary Atrium Biotechnologies, a company that develops and markets food supplements, specialty chemicals and active ingredients for the cosmetic, fine chemical, pharmaceutical, and nutrition industries. The Company currently markets over 500 products in 20 countries to industry leaders such as Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestle.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ (AELA).

News releases and additional information about AEterna are available on its Web site at Internet, www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                     - 30 -

CANADA
Media relations:                            Investor relations:
Paul Burroughs                              Jacques Raymond
Tel.: (418) 652-8525 ext. 406               Tel.: (418) 652-8525 ext. 360
Fax: (418) 577-7700                         Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com          E-mail: jacques.raymond@aeterna.com


USA
The Investor Relations Group
Lisa Lindberg
Tel.: (212) 825-3210
Fax: (212) 825-3229
E-mail: TheProTeam@aol.com

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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      AETERNA LABORATORIES INC.


Date: October 2, 2002                 By:  /s/Claude Vadboncoeur
      ---------------                      ------------------------------------
                                           Claude Vadboncoeur
                                           Vice President, Legal Affairs and
                                           Corporate Secretary